Mail Stop 3561

September 18, 2006

Via U.S. Mail

Heather Burtch
Office of General Counsel
One HSBC Center, 27th Floor
Buffalo, NY 14203

Re: **Turquoise Funding 1 Limited**
        Registration Statement on Form S-3
        Filed August 22, 2006
        File No. 333-136826, 01 and 02

Dear Ms. Burtch:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

6. Please confirm that the master trust will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to Section III.A.2.f. of the Regulation AB Adopting Release (Release No. 33-8518). We note your disclosure on page 42 that the loan note issuing entity may use proceeds to purchase loan notes; however, we also note your disclosure in the second to last paragraph on page 2 that "alternatively, the loan note issuing entity may repay principal on a loan note." Please also revise your use of proceeds section on page 42 to describe all alternative uses of proceeds.

7. Please provide your analysis as to why you are not a series trust. We note statements like the following on page 73 of the base which raises the question: "The property of the Receivables Trust will be held by the Receivables Trustee on trust either on an undivided basis for all Beneficiaries or on trust on a segregated basis for certain Beneficiaries only as specified in a RTDSA Supplement."

Base Prospectus
Transaction Overview, 1
General

8. Your summary should provide a brief discussion of the size and material characteristics of the asset pool. Please revise here or in an appropriate place in the prospectus supplement. Refer to Item 1103(a)(2) of Regulation AB.

9. Please also provide a brief summary of circumstances of when pool assets can otherwise be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Structural Diagram of the Securitisation Programme, page 1

10. Please consider revising your diagram to identify the names of the respective transaction parties.

11. We could not locate disclosure regarding the role of the "Dormant Investor Beneficiary." Please revise or advise. Refer to Item 1100(d) of Regulation AB.

Issuance of Loan Notes, page 2

12. Please revise to specify whether security holder approval is necessary for additional issuances of loan notes and whether security holders will receive notice. Similarly specify for additional issuances of notes on page 3. Refer to Item 1103(a)(4) of Regulation AB.

The Originator, page 6

13. We note that you may purchase portfolios of revolving credit card accounts. Please confirm that you will identify originators that originated or are expected to originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB. Furthermore, please confirm that you will disclose each entity's origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Final Redemption, page 12

14. We note that if amounts available to the issuing entity are insufficient, or if
proceeds after enforcement are insufficient to pay in full any amount due on the
respective notes, then the note holders may become bound by the terms of the
post enforcement call option that you describe on page 14.   With a view towards
disclosure, please tell us in greater detail how the post enforcement call option
would work, including the impact, if any, of the post enforcement call option on
holders of other series issued by the issuing entity.

15. Considering your call option, please give us your analysis of whether the title of
your securities should include the word "callable." Refer to Item 1113(f)(2) of
Regulation AB and section III.B.6. of the Regulation AB adopting release. If so,
please revise the title of your securities on the cover pages of the base prospectus
and the prospectus supplement.

16. Furthermore, we could not locate the option agreement in your exhibit list. Please
file as an exhibit or advise.

Credit Enhancement, page 13

17. We note your disclosure that credit enhancement "will be described further in the
relevant prospectus supplement/final terms." We also note your disclosure on
page 71 under "Credit Enhancement" that enhancement may include "any other
contract or agreement." Please note that all forms of credit enhancement you
contemplate must be described in the base prospectus. Please revise your base
prospectus accordingly or advise. Please also revise your prospectus supplement
to provide form of disclosure indicating that you will provide all of the
information as outlined in Item 1114 of Regulation AB. Refer to Item
1103(a)(3)(ix).

18. Please provide in an appropriate place here or in the prospectus supplement, a
brief summary of how losses not covered by enhancements or credit support will
be allocated to the securities or classes of securities. Refer to Item 1103(a)(3)(ix).

Interest, page 18

19. We note that each note will accrue interest at either a fixed or floating rate, which
will be specified in the prospectus supplement. Please confirm to us that in no
eventuality will you use an index which is not an index of interest rates for debt,
e.g. a commodities or stock index.

<u>Series expense loan drawings, page 43</u>

20. We note your disclosure here that the issuing entity will pay amounts due on the series expense loan from excess spread. Because the expense will be paid or will be payable out of the cash flows from the pool assets, please include them in your table on page 9. Refer to Item 1113(c) of Regulation AB.

<u>Administration Agreement, page 45</u>

21. If material to investors, please describe the material terms of your Administration Agreement and file the agreement as an exhibit. Refer to Item 1100(d) of Regulation AB.

<u>HSBC Bank PLC, page 52</u>

22. Please revise to also identify HSBC as originator.

<u>Account Origination, page 55</u>

23. We note that additional accounts in the future may be selected using eligibility criteria different from those used in selecting the designated accounts. Please revise to disclose that you will disclose any material changes to your pool selection criteria or procedures on Form 10-D or advise. Refer to Item 1121(a)(14) of Regulation AB.

<u>The Receivables Trust, page 71</u>

24. Please revise to disclose when the Receivables Trust was formed. We note you have already issued a series of notes disclosed in Appendix A.

<u>Description of Swap Agreements, page 169</u>

25. Please confirm that in any case, a swap agreement will not be based on anything other than an index for interest or currency or tell us how the agreement would meet the definition of an asset backed security.

<u>Appendix B, Form of Prospectus Supplement/Final Terms, page 193</u>

<u>Cover Page, page 193</u>

26. Please revise to identify the "issuing entity" with respect to the notes. Please also revise to indicate that Turquoise Funding 1 Limited is also the "issuing entity" with respect to the loan notes.

Important Notices, page 194

27. Please refer to the fifth paragraph and delete the first sentence. Please note that a disclaimer for material information made by an underwriter or their affiliates is inappropriate.

28. Please refer to the second to last paragraph on page 195. We note that if the terms in the prospectus supplement/final terms "differ" from the terms in the base prospectus, the terms in the prospectus supplement/final terms will apply. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Receivables Information, page 210
General

29. We could not locate disclosure for the asset pool related to balance reductions granted for refunds, returns, fraudulent charges or other reasons. Please provide a cross reference to disclosure elsewhere in your prospectus or revise. Refer to Item 1111(b)(8)(vii) of Regulation AB.

Composition by Period of Delinquency, page 213

30. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3 and Item 1101(d) of Regulation AB.

31. We note your disclosure on page 58 of the base prospectus that "an account is normally charged off on the 180th day of delinquency." Please note that at a minimum, delinquency information should be presented through charge-off by number of accounts as well as by dollar amounts. Please revise to indicate that you will present delinquency information through charge-off. Refer to Item 1100(b)(1) of Regulation AB and Instruction 1.b. of Item 1101(c).

Plan of Distribution, page 215

32. We note your disclosure in the last paragraph that "fees and commissions payable on the issue of the Notes will be deducted from the gross proceeds of the issue." We also note, however, on page 42 and 43 of the base prospectus that fees and commissions arising from issuance will be paid from drawing on a Series Expense Loan. Please revise your disclosure as appropriate for consistency or advise.

Part II

Signatures, page II-6

33. Please revise your signature pages. For each co-registrant, the registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. If the registrant is a foreign person, the registration statement shall also be signed by its authorized representative in the United States. Refer to Instructions for Signatures on Form S-3.

34. Please revise the signature page on II-6 to indicate that Turquoise Card Backed Securities plc is the "issuing entity" of the notes, not the issuer.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Lewis Rinaudo Cohen, Esq.
       Clifford Chance US LLP
       Fax: (212) 878-8375